Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

January 27, 2025

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed November 21, 2024

File No. 333-281357

Dear Mr. Grana,

This letter is in response to your letter on December 5, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 21, 2024. On the date hereof, the Company has submitted Amendment No. 4 to the Registration Statement on Form F-1 (“Form F-1/A4”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 3 to Registration Statement on Form F-1 filed November 21, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Periods ended June 30, 2023 and 2024, page 51

1.	Please revise your disclosure to explain why there was a "significant increase" in professional fees.

RESPONSE: We respectfully advise the staff that we have revised the disclosure on page 53 of the Registration Statement.

Unaudited Interim Condensed Consolidated Financial Statements, page F-30

2.	We note on page 16 that your accounts receivable turnover days increased from 80 days for the 2023 financial year to 149 days for the six month period ended June 30, 2024. We have calculated from your tables on pages F-20 and F-50 that accounts receivable aged more than 90 days increased from 14% of total accounts receivable at year-end 2023 to 83% at June 30, 2024. In addition, we note on page 55 your reference to slower collections of accounts receivable. Please address the following:

●	Expand your disclosure to describe in greater detail the specific reasons for the slower accounts receivable collections;

RESPONSE: We respectfully advise the staff that we have expanded the disclosure on page 57 of the Registration Statement.

●	Quantify in your filing the amount of June 30, 2024 accounts receivable that have been subsequently collected in cash;

RESPONSE: We respectfully advise the staff that we have updated the amount on page 37 and F-51 of the Registration Statement.

●	Quantify in your filing the amount of any June 30, 2024 accounts receivable that have been subsequently recorded as a credit loss;

RESPONSE: We respectfully advise the staff that we have updated the amount on page 37 and F-51 of the Registration Statement.

●	Explain in your filing your basis for assuming collectibility for any significant June 30, 2024 amounts that were not subsequently collected in cash; and

RESPONSE: We respectfully advise the staff that we have updated the amount on page 37 and F-51 of the Registration Statement.

●	Expand your revenue recognition accounting policy to address in further detail how you assessed whether it is probable that you will collect substantially all of the consideration to which you will be entitled under ASC 606-10-25-1(e).

RESPONSE: We respectfully advise the staff that we have provided further description on page 40 of the Registration Statement.

Exhibit 23.1 Consent of WWC, P.C., page II-6

3.	Please provide an updated consent from WWC, P.C.

RESPONSE: We respectfully advise the staff that we have provided an updated consent from WWC, P.C and filed it as an exhibit to the Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman